Exhibit 99.103

NexTech Signs First Apparel AR Ecommerce Deal With

JumpBall

Using CaptureAR NexTech enters the $1.5 trillion global clothing and apparel marketplace

New York, NY – Toronto, ON – November 26th, 2019 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality (AR) for e-commerce and learning applications is pleased to announce that JumpBall, a progressive urban basketball apparel retailer, has signed a deal for the company’s WebAR e-commerce solution. The global apparel industry has been looking for a solution to the challenge of creating photo realistic 3D objects at scale at a reasonable cost. NexTech with its recently announced revolutionary CaptureAR makes the capture of 3D clothing objects easy, anyone can do it with 4K video capture from a cell phone combined with their proprietary tech platform, no special training or skills required giving the company a major industry advantage.

“JumpBall is the new breed of basketball apparel. We're not a company that follows trends. We set them,” says Danny Essix, founder and CEO of JumpBall. “With NexTech AR, we see a huge opportunity to begin a new game, and to be an early adopter of AR in the apparel industry future. JumpBall is confident that partnering with NexTech AR will not only elevate our brand but blaze a way for other organizations to follow suit.”

Evan Gappelberg, CEO of NexTech AR agrees. “We are excited to welcome JumpBall Apparel as a client. By investing into augmented reality, JumpBall has positioned itself as an apparel leader. From enhancing customer engagement with their products, dramatically increasing add to cart rates and by lowering product returns, we are confident that JumpBall will benefit greatly from our AR technology.” He continues: “With our new CaptureAR technology, NexTech has moved augmented reality into the forefront as an essential tool for online apparel retailers allowing them to sell more product. Today’s announcement reflects NexTech’s deepening commitment to the fashion and apparel sector, a $1.5 trillion marketplace which we intend to dominate”.

About NexTech AR Solutions Corp.

NexTech is a leader in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing four multi-billion dollar verticals in AR

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ 3D-AR-360 Advertising Platform: expected to launch in Q4 2019/Q1 2020 the ad platform will be the industry's first end-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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